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                             March 15, 2021

       Michael Rolnick
       Chief Executive Officer
       Chain Bridge I
       100 El Camino Real, Ground Suite
       Burlingame, California 94010

                                                        Re: Chain Bridge I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2021
                                                            CIK No. 0001845149

       Dear Mr. Rolnick:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 16, 2021

       Limited payments to insiders, page 29

   1.                                                   Quantify the amounts of
the payments reflected in the 4th bullet, if known.
       Principal Shareholders, page 123

   2. Your disclosure at the bottom of your beneficial ownership table suggests that you have three executive
officers and directors. However, your disclosure under "Management"
                                                        suggests otherwise.
Please revise for consistency.
 Michael Rolnick
FirstName  LastNameMichael Rolnick
Chain Bridge  I
Comapany
March      NameChain Bridge I
       15, 2021
March2 15, 2021 Page 2
Page
FirstName LastName
      Please contact Nicholas Lamparski at 202-551-4695 or Mara L. Ransom at 202-551-
3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services